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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-B

             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                     Filed Pursuant to Section 12(b) or (g)
                     of The Securities Exchange Act of 1934

                                   ENRON CORP.
                          (FORMERLY ENRON OREGON CORP.)
             (Exact name of registrant as specified in its charter)

              Oregon                                  76-0511381
      (State of incorporation)            (I.R.S. Employer Identification No.)

              1400 Smith Street
               Houston, Texas                            77002-7369
     (Address of principal executive offices)            (Zip Code)


Securities registered pursuant to Section 12(b) of the Act:




                                                   Name of each exchange
              Title of each class                   on which registered
              -------------------                  ----------------------
         Common Stock, without par value          New York Stock Exchange
                                                  Pacific Exchange, Inc.
                                                  The Chicago Stock Exchange,
                                                     Incorporated



         Cumulative Second Preferred              New York Stock Exchange
     Convertible Stock, without par value         The Chicago Stock Exchange,
                                                     Incorporated




         6 1/4% Exchangeable Notes Due            New York Stock Exchange
         December 13, 1998



Securities registered pursuant to Section 12(g) of the Act:

         None.

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ITEM 1.    GENERAL INFORMATION

           (a) The registrant (sometimes referred to herein as "New Enron") is a corporation organized on October 8, 1996 in the state of Oregon.

           (b)    The registrant's fiscal year ends December 31.

ITEM 2.    TRANSACTION OF SUCCESSION.

           (a) The name of the registrant's predecessor which had securities registered under Section 12(b) of the Securities Exchange Act of 1934 is Enron Corp., a Delaware corporation.

           (b) The succession transaction was a reincorporation merger (the "Reincorporation Merger") of Enron Corp., a Delaware corporation ("Old Enron"), with and into the registrant, which, until the Reincorporation Merger, was a wholly-owned subsidiary of Old Enron. The Reincorporation Merger became effective July 1, 1997. As a result of the Reincorporation Merger, (i) each issued share of common stock, par value $.10 per share, of Old Enron ("Old Enron Common Stock")was converted into one share of common stock, without par value, of the registrant ("New Enron Common Stock"), and (ii) each issued and outstanding share of Cumulative Second Preferred Convertible Stock, par value $1.00 per share, of Old Enron ("Old Enron Convertible Preferred Stock") was converted into one share of Cumulative Second Preferred Convertible Stock, without par value, of the registrant ("New Enron Convertible Preferred Stock), and (iii) each issued and outstanding share of 9.142% Perpetual Second Preferred Stock, par value $1.00 per share, of Old Enron was converted into one share of 9.142% Perpetual Second Preferred Stock, without par value, of the registrant.

                  Immediately following the Reincorporation Merger, also on July 1, 1997, the registrant acquired Portland General Corporation ("PGC") by means of the merger of PGC with and into the registrant (the "PGC Merger" and, together with the Reincorporation Merger, the "Mergers"). As a result of the PGC Merger, each share of common stock, par value $3.75 per share, of PGC ("PGC Common Stock") issued and outstanding at the effective time of the PGC Merger (other than shares owned by PGC, Old Enron, the registrant or any of their respective subsidiaries, which were canceled) was converted into
           0.9825 share of New Enron Common Stock.

ITEM 3.    SECURITIES TO BE REGISTERED.

                  Based on the number of shares of Old Enron Common Stock and Old Enron Convertible Preferred Stock issued and outstanding as of June 3, 1997, upon consummation of the Reincorporation Merger (but prior to the PGC Merger):


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                  (i) There are 600,000,000 shares of New Enron Common Stock authorized, 1,370,000 shares of New Enron Convertible Preferred Stock authorized, and 10,500,000 6 1/4% Exchangeable Notes due December 13, 1998 (the "Exchangeable Notes") authorized;

                  (ii) There are 255,949,534 shares of New Enron Common Stock, 1,366,244 shares of New Enron Convertible Preferred Stock issued and 10,500,000 Exchangeable Notes issued; and

                  (iii) There are 554,338 shares of New Enron Common Stock and no shares of New Enron Convertible Preferred Stock or Exchangeable Notes issued and held by the registrant as treasury shares.

ITEM 4.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  The securities to be registered are the New Enron Common Stock, the New Enron Convertible Preferred Stock, and the Exchangeable Notes.

                  The following descriptions of certain of the provisions of the Amended and Restated Articles of Incorporation of New Enron (the "New Enron Charter") and the Bylaws of New Enron ("New Enron Bylaws") are summaries and do not purport to be complete, and are qualified in their entirety by reference to the New Enron Charter and the New Enron Bylaws filed as exhibits to this registration statement.

           COMMON STOCK

                  New Enron is authorized to issue up to 600,000,000 shares of New Enron Common Stock. The holders of New Enron Common Stock are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights in the election of directors. The holders of New Enron Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of New Enron out of legally available funds subject to the rights of any preferred stock. In the event of liquidation, dissolution or winding up of New Enron, the holders of New Enron Common Stock are entitled to share ratably in all assets of New Enron remaining after provision for payment of liabilities and satisfaction of the liquidation preference of any shares of New Enron Preferred Stock that may be outstanding. The holders of New Enron Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of New Enron Common Stock may become subject to those of holders of New Enron Preferred Stock, including any series of New Enron Preferred Stock issued in the future.

           PREFERRED STOCK

             New Enron is authorized to issue up to 16,500,000 shares of Preferred Stock ("New Enron Preferred Stock"). An aggregate of 1,370,000 shares of New

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           Enron Preferred Stock are designated the Cumulative Second Preferred
           Convertible Stock ("New Enron Convertible Preferred Stock") for issuance in the Reincorporation Merger in exchange for the shares of Old Enron Convertible Preferred Stock issued and outstanding as of the Effective Time. An aggregate of 35.568509 shares of New Enron Preferred Stock are designated the 9.142% Perpetual Second Preferred Stock ("New Enron 9.142% Preferred Stock") for issuance in the Reincorporation Merger in exchange for the shares of Old Enron's 9.142% Preferred Stock issued and outstanding as of the Effective Time.

                    In addition to the New Enron Convertible Preferred Stock and the New Enron 9.142% Preferred Stock, the New Enron Board of Directors has authority, without shareholder approval (except to the extent that holders of any series of New Enron Preferred Stock are entitled by their terms to class voting rights), to issue shares of New Enron Preferred Stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of any such series. The issuance of New Enron Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of New Enron Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of New Enron.

           NEW ENRON CONVERTIBLE PREFERRED STOCK

                   The following summary of the terms of the New Enron Convertible Preferred Stock is qualified in its entirety by reference to the form of series designation for the New Enron Convertible Preferred Stock filed as an exhibit to this registration statement.

                  The annual rate of dividends payable on shares of the New Enron Convertible Preferred Stock is the greater of $10.50 per share or the dividend amount payable on the number of shares of New Enron Common Stock into which one share of New Enron Convertible Preferred Stock are convertible (currently 13.652 shares, subject to adjustment). Such dividends are payable quarterly on the first days of January, April, July and October. These dividend rights are superior to the dividend rights of the New Enron Common Stock and rank equally with the dividend rights on the New Enron 9.142% Preferred Stock.

                  The amount payable on shares of the New Enron Convertible Preferred Stock in the event of any involuntary or voluntary liquidation, dissolution or winding up of the affairs of New Enron is $100 per share, together with accrued dividends to the date of distribution or payment. The liquidation rights of the New Enron Convertible Preferred Stock are superior to the New Enron Common Stock and rank equally with the liquidation rights of the New Enron 9.142% Preferred Stock. The New Enron Convertible Preferred Stock is

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           redeemable at the option of New Enron at any time, in whole or in part, at a redemption price of $100 per share, together with accrued dividends to the date of distribution or payment. Each share of New Enron Convertible Preferred Stock is convertible initially into
           13.652 shares of New Enron Common Stock at any time at the option of the holder (which conversion rate is and will be subject to certain adjustments).

                  Holders of New Enron Convertible Preferred Stock are entitled to vote together with the New Enron Common Stock on all matters submitted to a vote of New Enron shareholders, with each share of New Enron Convertible Preferred Stock having a number of votes equal to the number of shares of New Enron Common Stock into which one share of New Enron Convertible Preferred Stock is convertible. In addition, holders of New Enron Convertible Preferred Stock are entitled to certain class voting rights, including (unless provision is made for redemption of such shares) (a) the requirement for approval by the holders of at least two-thirds of the New Enron Convertible Preferred Stock (voting together with all other shares of parity stock similarly affected) to effect (i) an amendment to the New Enron Charter or Bylaws that would affect adversely the voting powers, rights or preferences of the holders of the New Enron Convertible Preferred Stock or reduces the time for any notice to which the holders of the New Enron Convertible Preferred Stock may be entitled,
           (ii) the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series or any security convertible into stock of any class or series ranking prior to the New Enron Convertible Preferred Stock, (iii) the voluntary dissolution, liquidation or winding up of the affairs of New Enron, or the sale, lease or conveyance by New Enron of all or substantially all of its property or assets, or (iv) the purchase or redemption (for sinking fund purposes or otherwise) of less than all of the New Enron Convertible Preferred Stock and other parity stock at the time outstanding unless the full dividends on all shares of New Enron Convertible Preferred Stock then outstanding shall have been paid or declared and a sum sufficient for payment thereof set apart, and (b) the requirement for approval by the holders of at least a majority of the New Enron Convertible Preferred Stock (voting together with all other shares of parity stock similarly affected), to effect (i) the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series or any security convertible into stock of any class or series, ranking on a parity with the New Enron Convertible Preferred Stock, provided that no such consent shall be required for the authorization, creation or issuance by New Enron of a number of shares of one or more series of Preferred Stock ranking on parity with the New Enron Convertible Preferred Stock that, together with number of shares of New Enron Convertible Preferred Stock and other Preferred Stock ranking on parity with the New Enron Convertible Preferred Stock then outstanding, would equal 5,000,000, or (ii) the merger or consolidation of New Enron with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock and no other securities either authorized or outstanding ranking prior to or on a parity with the New Enron Convertible Preferred Stock, except the same


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           number of shares of stock and the same amount of other securities with the same rights and preferences as the stock and securities of New Enron respectively authorized and outstanding immediately preceding such merger or consolidation, and each holder of New Enron Convertible Preferred Stock immediately preceding such merger or consolidation shall receive the same number of shares, with the same rights and preferences, of the resulting corporation. In addition, if dividend payments on the New Enron Convertible Preferred Stock are in default in an amount equivalent to six quarterly dividends on such shares, then the holders of the New Enron Convertible Preferred Stock shall have certain voting rights (together with any parity stock similarly affected) to elect two directors to New Enron's Board of Directors until such dividends have been paid or funds sufficient therefor deposited in trust.

           9.142% PREFERRED STOCK

               The following summary of the terms of the New Enron 9.142% Preferred Stock is qualified in its entirety by reference to the form of series designation for the New Enron 9.142% Preferred Stock included as an exhibit to this registration statement.

                  The annual rate of dividends payable on shares of the New Enron 9.142% Preferred Stock is $91,420 per share. Such dividends are payable quarterly on the first days of January, April, July and October. These dividend rights are superior to the dividend rights of the New Enron Common Stock and rank equally with the dividend rights on the New Enron Convertible Preferred Stock.

                   The amount payable on shares of the New Enron 9.142% Preferred Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New Enron is $1,000,000 per share, together with accrued dividends. The liquidation rights of the New Enron 9.142% Preferred Stock are superior to the New Enron Common Stock and rank equally with the liquidation rights of the New Enron Convertible Preferred Stock.

                  The New Enron 9.142% Preferred Stock is not redeemable at the option of New Enron. Pursuant to an agreement between New Enron and its subsidiary, however, such subsidiary will have the rights, exercisable at any time, in whole or in part, for a 180-day period commencing January 31, 2004, to cause New Enron to redeem 18 shares for $1,000,000 per share, together with accrued dividends.

                   The holders of New Enron 9.142% Preferred Stock generally have no voting rights but are entitled to certain class voting rights, including (unless provision is made for redemption of such shares) (a) the requirement for approval by the holders of at least two-thirds of the New Enron 9.142% Preferred Stock (voting together with all other shares of parity stock similarly affected), to effect
           (i) an amendment to the New Enron Charter or Bylaws that would affect adversely the voting powers, rights or preferences of the holders of the New Enron 9.142% Preferred Stock or reduces the time for any notice to which the holders of the New Enron 9.142% Preferred Stock may be entitled,

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           (ii) the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series or any security convertible into stock of any class or series ranking prior to the New Enron 9.142% Preferred Stock, (iii) the voluntary dissolution, liquidation or winding up of the affairs of New Enron, or the sale, lease or conveyance by New Enron of all or substantially all of its property or assets, or (iv) the purchase or redemption (for sinking fund purposes or otherwise) of less than all of the New Enron 9.142% Preferred Stock and other parity stock at the time outstanding unless the full dividends on all shares of New Enron 9.142% Preferred Stock then outstanding shall have been paid or declared and a sum sufficient for payment thereof set apart, and (b) the requirement for approval by the holders of at least a majority of the New Enron 9.142% Preferred Stock (voting together with all other shares of parity stock similarly affected), to effect (i) the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series or any security convertible into stock of any class or series, ranking on a parity with the New Enron 9.142% Preferred Stock, provided that no such consent shall be required for the authorization, creation or issuance by New Enron of a number of shares of one or more series of Preferred Stock ranking on parity with the New Enron 9.142% Preferred Stock that, together with number of shares of New Enron 9.142% Preferred Stock and other Preferred Stock ranking on parity with the New Enron 9.142% Preferred Stock then outstanding, would equal 5,000,000, or (ii) the merger or consolidation of New Enron with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock and no other securities either authorized or outstanding ranking prior to or on a parity with the New Enron 9.142% Preferred Stock, except the same number of shares of stock and the same amount of other securities with the same rights and preferences as the stock and securities of New Enron respectively authorized and outstanding immediately preceding such merger or consolidation, and each holder of New Enron 9.142% Preferred Stock immediately preceding such merger or consolidation shall receive the same number of shares, with the same rights and preferences, of the resulting corporation. In addition, if dividend payments on the New Enron 9.142% Preferred Stock are in default in an amount equivalent to six quarterly dividends on such shares, then the holders of the New Enron 9.142% Preferred Stock shall have certain voting rights (together with any other parity stock similarly affected) to elect two directors to New Enron's Board of Directors until such dividends have been paid or funds sufficient therefor deposited in trust.

           CERTAIN PROVISIONS OF THE NEW ENRON CHARTER AND BYLAWS

                  FAIR PRICE PROVISION. The New Enron Charter contains a "fair price" provision which generally requires that certain mergers, business combinations and similar transactions with a "Related Person" (generally the beneficial owner of at least 10 percent of New Enron's voting stock) be approved by the holders of at least 80 percent of New Enron's voting stock, unless (a) the transaction is approved by at least 80 percent of the "Continuing Directors" of New Enron, who constitute a majority of the entire board, (b) the transaction occurs more
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           than five years after the last acquisition of New Enron voting stock by the Related Person or (c) certain "fair price" and procedural requirements are satisfied.

                  The New Enron Charter defines "Business Transaction" as (a) any merger or consolidation involving New Enron or a subsidiary of New Enron, (b) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any substantial part of the assets either of New Enron or of a subsidiary of New Enron, (c) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of an entity to New Enron or a subsidiary of New Enron, (d) the issuance, sale, exchange, transfer or other disposition by New Enron or a subsidiary of New Enron of any securities of New Enron or any subsidiary of New Enron, (e) any recapitalization or reclassification of New Enron's securities (including without limitation, any reverse stock split) or other transaction that would have the effect of increasing the voting power of a Related Person, (f) any liquidation, spinoff, splitoff, splitup or dissolution of New Enron, and (g) any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Transaction. "Continuing Director" is defined to mean a director who either was a member of the Board of Directors of New Enron prior to the time such Related Person became a Related Person or who subsequently became a director of New Enron and whose election, or nomination for election by New Enron's shareholders, was approved by a vote of at least 80 percent of the Continuing Directors then on the Board, either by a specific vote or by approval of the proxy statement issued by New Enron on behalf of the Board of Directors in which such person is named as nominee for director, without an objection to such nomination; provided, however, that in no event shall a director be considered a "Continuing Director" if such director is a Related Person and the Business Transaction to be voted upon is with such Related Person or is one in which such Related Person otherwise has an interest (except proportionately as a shareholder of New Enron).

                  ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND NOMINATIONS. The New Enron Bylaws provide that for business to be properly brought before an annual meeting of shareholders, it must be either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise brought before the meeting by or at the direction of the Board of Directors or (c) otherwise properly brought before the meeting by a shareholder of New Enron who is a shareholder of record at the time of giving of notice hereinafter provided for, who shall be entitled to vote at such meeting and who complies with the following notice procedures. In addition to any other applicable requirements, for business to be brought before an annual meeting by a shareholder of New Enron, the shareholder must have given timely notice in writing of the business to be brought before an annual meeting of shareholders to the Secretary of New Enron. To be timely, a shareholder's notice must be delivered to or mailed and received at New Enron's principal executive offices not less than 120 days prior to the

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           anniversary date of the proxy statement for the previous year's annual meeting of the shareholders of New Enron (or Old Enron, with respect to the first such meeting after the Effective Time). A shareholder's notice to the Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting
           (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on New Enron's books, of the shareholder proposing such business, (iii) the acquisition date, the class and the number of shares of voting stock of New Enron which are owned beneficially by the shareholder, (iv) any material interest of the shareholder in such business and (v) a representation that the shareholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting. No business shall be conducted at an annual meeting except in accordance with the procedures outlined above.

                  The New Enron Bylaws provide that only persons who are nominated for election as a director of New Enron in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to New Enron's Board of Directors may be made at a meeting of shareholders (a) by or at the direction of the Board of Directors or (b) by any shareholder of New Enron who is a shareholder of record at the time of giving of notice hereinafter provided for, who shall be entitled to vote for the election of directors at the meeting and who complies with the following notice procedures. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of New Enron. To be timely, a shareholder's notice must be delivered to or mailed and received at New Enron's principal executive offices, (i) with respect to an election to be held at an annual meeting of shareholders of New Enron, not less than 120 days prior to the anniversary date of the proxy statement for the previous year's annual meeting of the shareholders of New Enron (or Old Enron, with respect to the first such meeting after the Effective Time), and (ii) with respect to an election to be held at a special meeting of shareholders of New Enron for the election of directors, not later than the close of business on the 10th day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such shareholder's notice to the Secretary shall set forth
           (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Exchange Act (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected); and (b) as to the shareholder giving the notice, (i) the name and address, as they appear on New Enron's books, of such shareholder, and (ii) the class and number of shares of capital stock of New Enron which are beneficially owned by the shareholder.

           CERTAIN ANTI-TAKEOVER PROVISIONS OF OREGON LAW.

                   BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS. New Enron is subject to the provisions of Sections 60.825-60.845 of the Oregon Business Corporation Act ("OBCA"), which generally provide that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested shareholder") may not engage in certain "business combinations" with the corporation for a period of three years following the date the person became an interested stockholder, unless (i) the board of directors has approved, prior to the date the person became an interested shareholder, either the business combination or the transaction that resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine whether shares will be tendered in a tender or exchange offer), or (iii) on or subsequent to the date the person became an interested shareholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder.

                  CONTROL SHARE STATUTE. As is permitted by the OBCA, the New Enron Charter provides that New Enron is not subject to the Oregon Control Share Act. The Oregon Control Share Act restricts the ability of a shareholder of certain Oregon-based corporations to vote shares of stock acquired in a transaction that causes the acquiring person to control at least one-fifth, one-third or one-half of the votes entitled to be cast in the election of directors, except as authorized by a vote of the corporation's disinterested shareholders.

           EXCHANGEABLE NOTES

                  Upon consummation of the Reincorporation Merger, the Exchangeable Notes became obligations of New Enron. The description of the terms of the Exchangeable Notes set forth under the heading "Description of Exchangeable Notes" on pages 15-24 of the prospectus included in Post-Effective Amendment No. 1 to Old Enron's Registration Statement on Form S-3 filed December 8, 1995 (File No. 33-64057) is incorporated herein by reference.

ITEM 5.    FINANCIAL STATEMENTS AND EXHIBITS.

           (a)    Financial Statements - Not Required.

           (b) Exhibits: The following exhibits to this registration statement are incorporated by reference to the filings indicated below.



              2.01 Amended and Restated Agreement and Plan of Merger dated as of July 20, 1996 and amended and restated as of September 24, 1996 among Enron, New Enron and PGC, as amended by the First Amendment thereto dated April 14, 1997 (Annex A to the

                    Proxy Statement/Prospectus included in the registrant's Registration Statement on Form S-4 - File No. 333-13791).

              3.01 Restated Articles of Incorporation of New Enron (Annex E to the Proxy Statement/Prospectus included in the registrant's Registration Statement on Form S-4 - File No. 333-13791).

              3.02 Form of Bylaws of New Enron (Exhibit 3.2 to the registrant's Registration Statement on Form S-4 - File No. 333-13791).

              3.03 Form of Series Designation for the New Enron Convertible Preferred Stock (Annex F to the Proxy Statement/Prospectus included in the registrant's Registration Statement on Form S-4 - File No. 333-13791).

              3.04 Form of Series Designation for the New Enron 9.142% Preferred Stock (Annex G to the Proxy Statement/Prospectus included in the registrant's Registration Statement on Form S-4 - File No. 333-13791).

              4.01 Indenture dated as of November 1, 1985, between Old Enron and Harris Trust and Savings Bank, as supplemented and as amended by the First Supplemental Indenture dated as of December 1, 1995 (incorporated by reference to Form T-3 Application for Qualification of Indentures under the Trust Indenture Act of 1939, File No. 22-14390, filed October 24, 1985; Exhibit 4(b) to Old Enron's Form S-3 Registration Statement No. 33-64057 filed on November 8, 1995). There have not been filed as exhibits to this registration statement other debt instruments defining the rights of holders of long-term debt of New Enron, none of which relates to authorized indebtedness that exceeds 10% of the consolidated assets of New Enron and its subsidiaries. New Enron hereby agrees to furnish a copy of any such instrument to the Commission upon request.

              4.02 Form of Amended and Restated Agreement of Limited Partnership of Enron Capital Resources, L.P. (Exhibit 3.1 to Old Enron Form 8-K dated August 2, 1994).

              4.03 Form of Payment and Guarantee Agreement dated as of August 3, 1994, executed by Enron Corp. for the benefit of the holders of Enron Capital Resources, L.P. 9% Cumulative Preferred Securities, Series A (Exhibit 4.1 to Old Enron Form 8-K dated August 2, 1994).

              4.04 Form of Loan Agreement, dated as of August 3, 1994, between Enron Corp. and Enron Capital Resources, L.P. (Exhibit 4.2 to Old Enron Form 8-K dated August 2, 1994).

              4.05 Articles of Association of Enron Capital LLC (Exhibit 9 to Old Enron Form 8-K dated November 12, 1993).

              4.06 Form of Payment and Guarantee Agreement of Enron Corp., dated as of November 15, 1993, in favor of the holders of Enron Capital LLC 8% Cumulative Guaranteed Monthly Income Preferred Shares (Exhibit 2 to Old Enron Form 8-K dated November 12, 1993).

              4.07 Form of Loan Agreement, dated as of November 15, 1993, between Enron Corp. and Enron Capital LLC (Exhibit 3 to Enron Form 8-K dated November 12, 1993).

              10.01 Enron  Executive   Supplemental   Survivor   Benefits  Plan,
                    effective January 1, 1987 (Exhibit 10.01 to Old Enron Form 10-K for 1992, File No. 1-3423).

              10.02 First   Amendment  to  Old  Enron   Executive   Supplemental
                    Survivor Benefits Plan (Exhibit 10.02 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.03 Enron  Corp.  1988  Stock  Plan  (Exhibit 4.3  to Old Enron
                    Form  S-8 Registration Statement No. 33-27893).

              10.04 Second  Amendment to Enron Corp.  1988 Stock Plan.  (Exhibit
                    4.3 to Old Enron Form 10-K for 1996).

              10.05 Executive  Incentive  Plan (Exhibit  10.13 to Old Enron Form
                    10-K for 1987, File No. 1-3423).

              10.06 Enron Corp.  1988 Deferral Plan (Exhibit  10.19 to Old Enron
                    Form 10-K for 1987, File No. 1-3423).

              10.07 First  Amendment to Enron Corp.  1988 Deferral Plan (Exhibit
                    10.06 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.08 Second  Amendment to Enron Corp. 1988 Deferral Plan (Exhibit
                    10.07 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.09 Third Amendment to Enron  Corp. 1988  Deferral Plan (Exhibit
                    10.09 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.10 Fourth  Amendment to Enron Corp.1988  Deferral Plan (Exhibit
                    10.10 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.11 Fifth  Amendment to Enron Corp.  1988 Deferral Plan (Exhibit
                    10.11 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.12 Enron  Corp.  1991  Stock Plan  (Exhibit  10.08 to Old Enron
                    Form 10-K for 1991, File No. 1-3423).

              10.13 Enron Corp.  1992 Deferral Plan (Exhibit  10.09 to Old Enron
                    Form 10-K for 1991, File No. 1-3423).

              10.14 First  Amendment to Enron Corp.  1992 Deferral Plan (Exhibit
                    10.10 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.15 Second  Amendment to Enron Corp.1992  Deferral Plan (Exhibit
                    10.11 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.16 Enron Corp.  Directors'  Deferred Income Plan (Exhibit 10.09
                    to Old Enron Form 10-K for 1992, File No. 1-3423).

              10.17 Employment  Agreement  between  Old Enron and Kenneth L. Lay dated as of September 1, 1989 (Exhibit 10.12 to Old Enron Form 10-K for 1989, File No. 1-3423).

              10.18 First Amendment to Employment Agreement between Old Enron and Kenneth L. Lay, dated August 21, 1990 (Exhibit 10.11 to Old Enron Form 10-K for 1993).

              10.19 Second Amendment to Employment Agreement between Old Enron and Kenneth L. Lay, dated March 5, 1992 (Exhibit 10.12 to Old Enron Form 10-K for 1993).

              10.20 Third Amendment to Employment Agreement between Old Enron and Kenneth L. Lay, dated August 10, 1993 (Exhibit 10.13 to Old Enron Form 10-K for 1993).

              10.21 Fourth Amendment to Employment Agreement between Old Enron and Kenneth L. Lay, dated October 15, 1993 (Exhibit 10.14 to Old Enron Form 10-K for 1993).

              10.22 Fifth Amendment to Employment Agreement between Old Enron and Kenneth L. Lay, dated February 28, 1994 (Exhibit 10.15 to Old Enron Form 10-K for 1993).

              10.23 Sixth Amendment to Employment Agreement between Old Enron and Kenneth L. Lay, dated April 27, 1994 (Exhibit 10.16 to Old Enron Form 10-K for 1994).

              10.24 Split Dollar Life Insurance Agreement between Old Enron and the KLL and LPL Family Partnership, Ltd., dated April 22, 1994 (Exhibit 10.17 to Old Enron Form 10-K for 1994).

              10.25 Employment  Agreement  between  Enron  Corp.  and Kenneth L.
                    Lay, executed December 18, 1996 (Exhibit 10.25 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.26-34 Omitted


              10.35 Employment  Agreement between Enron  International  Inc. and
                    Rodney L. Gray, dated as of July 1, 1993 (Exhibit 10.23 to Old Enron Form 10-K for 1993).

              10.36 First  Amendment  to  Employment   Agreement  between  Enron
                    International Inc. and Rodney L. Gray, dated May 2, 1994 (Exhibit 10.27 to Old Enron Form 10-K for 1994).

              10.37 Second  Amendment  to  Employment  Agreement  between  Enron
                    International Inc. and Rodney L. Gray, dated as of January 1, 1995 (Exhibit 10.31 to Old Enron Form 10-K for 1995, File No. 1-3423).


              10.38 Consulting  Services Agreement between Old Enron and John A.
                    Urquhart dated August 1, 1991 (Exhibit 10.23 to Old Enron Form 10-K for 1991, File No. 1-3423).

              10.39 First Amendment to Consulting Services Agreement between Old
                    Enron and John A. Urquhart, dated August 27, 1992 (Exhibit
                    10.25 to Old Enron Form 10-K for 1992, File No.
                    1-3423).

              10.40 Second and Third Amendments to Consulting Services Agreement
                    between Old Enron and John A.Urquhart, dated November 24, 1992 and February 26, 1993, respectively (Exhibit 10.26 to Old Enron Form 10-K for 1992, File No.
                    1-3423).

              10.41 Fourth Amendment to Consulting Services Agreement between
                    Old Enron and John A. Urquhart dated as of May 9, 1994 (Exhibit 10.35 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.42 Fifth Amendment to Consulting Services Agreement between Old
                    Enron and John A. Urquhart (Exhibit 10.36 to Old Enron Form 10-K for 1995, File No.1-3423).

              10.43 Sixth  Amendment to Consulting  Services  Agreement  between
                    Old Enron and John A. Urquhart (Exhibit 10.37 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.44 Employment   Agreement  between  Old  Enron  and  Edmund  P.
                    Segner, III dated October 1, 1991 (Exhibit 10.24 to Old Enron Form 10-K for 1991, File No. 1-3423).

              10.45 First  Amendment to Employment  Agreement  between Old Enron and Edmund P. Segner,  III dated  February 12, 1993 (Exhibit
                    10.28 to Old Enron Form 10-K for 1992, File No. 1-3423).

              10.46 Second Amendment to Employment Agreement between Old Enron and Edmund P. Segner, III, dated May 2, 1994 (Exhibit 10.39 to Old Enron Form 10-K for 1994).

              10.47 Employment   Agreement   between  Old  Enron  and  James  V.
                    Derrick, Jr., dated June 11, 1991 (Exhibit 10.40 to Old Enron Form 10-K for 1992, File No. 1-3423).

              10.48 First Amendment to Employment Agreement between Old Enron and James V. Derrick, Jr., dated May 2, 1994 (Exhibit 10.53 to Old Enron Form 10-K for 1994).

              10.49 Enron Corp.  Performance  Unit Plan  (Exhibit A to Old Enron
                    Proxy Statement filed pursuant to Section 14(a) on March 25,
                    1994).

              10.50 Enron Corp.  Annual  Incentive  Plan (Exhibit B to Old Enron
                    Proxy Statement filed pursuant to Section 14(a) on March 25,
                    1994).

              10.51 Enron Corp. Performance Unit Plan (as amended and restated
                    effective May 2, 1995) (Exhibit A to Old Enron Proxy Statement filed pursuant to Section 14(a) on March 27,
                    1995).

              10.52 First  Amendment  to  Enron  Corp.   Performance  Unit  Plan
                    (Exhibit 10.46 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.53 Form of Enron Corp.  1994 Deferral  Plan  (Exhibit  10.59 to
                    Old Enron Form 10-K for 1994).

              10.54 First  Amendment to Enron Corp.  1994 Deferral Plan (Exhibit
                    10.48 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.55 Second  Amendment to Enron Corp. 1994 Deferral Plan (Exhibit
                    10.49 to Old Enron Form 10-K for 1995, File No. 1-3423).

              10.56 Third  Amendment to Enron Corp.  1994 Deferral Plan (Exhibit
                    10.56 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.57 Fourth  Amendment to Enron Corp. 1994 Deferral Plan (Exhibit
                    10.57 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.58 Fifth  Amendment to Enron Corp.  1994 Deferral Plan (Exhibit
                    10.57 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.59 Employment  Agreement  between Enron Power Corp.  and Thomas
                    E. White dated July 1, 1990 (Exhibit 10.59 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.60 First  Amendment,  dated  September 9, 1991,  to  Employment
                    Agreement between Enron Power Corp. and Thomas E.White dated July 1, 1990 (Exhibit 10.60 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.61 Second   Amendment,   dated  May  2,  1994,   to  Employment
                    Agreement between Enron Power Corp. and Thomas E. White dated July 1, 1990 (Exhibit 10.61 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.62 Third  Amendment,  dated  January  3,  1997,  to  Employment
                    Agreement between Enron Power Corp. and Thomas E. White dated July 1, 1990. (Exhibit 10.62 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.63 Employment   Agreement   between   Enron   Capital  Trade  &
                    Resources Corp. and Jeffrey K. Skilling, dated January 1, 1996 (Exhibit 10.63 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.64 First  Amendment  effective  January 1,  1997,  by and among
                    Enron Corp., Enron Capital & Trade Resources Corp., and Jeffrey K. Skilling, amending Employment Agreement between Enron Capital & Trade Resources Corp. and Jeffrey K. Skilling dated January 1, 1996 (Exhibit 10.64 to Old Enron Form 10-K for 1996, File No. 1-3423).

              10.65 Employment Agreement dated July 20, 1996 between Old Enron and Ken L. Harrison (Annex C to the Proxy
                    Statement/Prospectus included in the registrant's Registration Statement on Form S-4 - File No. 333-13791).

              10.66 Employment Agreement dated July 20, 1996 between Old Enron and Joseph M. Hirko (Annex D to the Proxy
                    Statement/Prospectus included in the registrant's Registration Statement on Form S-4 - File No. 333-13791).

              21    Subsidiaries (Exhibit 21 to Old Enron's Form 10-K for 1996).

              99.01 The description of the terms of the Exchangeable Notes set forth under the heading "Description of Exchangeable Notes" on pages 15-24 of the prospectus included in Post-Effective Amendment No. 1 to Old Enron's Registration Statement on Form S-3 filed December 8, 1995 (File No. 33-64057) (incorporated by reference to such filing).

                                    SIGNATURE


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENRON CORP.
                                       (formerly Enron Oregon Corp.)

                                             (Registrant)


Date:   July 1, 1997                    By:  /S/ RICHARD A. CAUSEY
                                           -----------------------
                                           Name:  Richard A. Causey
                                           Title: Senior Vice President and
                                                  Chief Accounting and
                                                  Information Officer
                                                  (Principal Accounting Officer)